FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: May 27, 2005	/s/ Donat Madilo Donat Madilo Treasurer

Banro Corporation

PRESS RELEASE

BANRO CORPORATION INTERSECTS SIGNIFICANT
GOLD MINERALISATION ON ITS NAMOYA PROJECT

Adit sampling results include 15 metres grading 5.02 g/t, 13 metres at 5.95 g/t and 24 metres of 2.22 g/t

Toronto, Canada — May 26, 2005 — Banro Corporation (“Banro” or the “Company”) (AMEX – “BAA”; TSX Venture Exchange — “BAA”) is pleased to announce positive initial results from the ongoing adit sampling program on the Company’s wholly-owned Namoya project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”). Results include 15 metres grading 5.02 g/t from adit KK1200NE-W, 13 metres at 5.95 g/t from adit KK1240NS-W and 24 metres of 2.22 g/t from adit NS1.

A comprehensive mapping and adit sampling program commenced in February with the objective of mapping and resampling a proportion of the 103 adits, which total 8,530 metres along the 2.5 kilometre long Mount Mwendamboko-Kakula-Namoya mineralized trend, where Banro’s independent geological consultant, Steffen, Robertson and Kirsten (UK) Ltd. (“SRK”), had previously outlined an Inferred Mineral Resource of 10,210,000 tonnes grading 3.6 g/t Au, equivalent to 1,170,000 ounces of contained gold (see the Company’s press release dated February 28, 2005). This Inferred Resource estimate was based on historical data, principally from adits and core drilling along a series of ridges.

Due to the extensive, previous adit development, the Company’s objective is to upgrade a significant proportion of the current plus one million ounce Inferred Resource at Namoya into the higher confidence Measured and Indicated Resource categories once the previous adit sampling assay results are verified.

Significant results, including multiple adit intersections, are summarised below for the Kakula and Namoya Summit deposits that are located 700 metres apart along the mineralised trend. A complete set of the Namoya adit results received to date, together with locality level plans, will be found accompanying this press release on the Company’s website (www.banro.com).

PROSPECT	ADIT NAME	FROM	TO		LENGTH (metres)	AU (g/t)

Kakula	KK1200NS-W	125	139		14.00	1.94

Kakula	KK1200NS-W	179	192		13.00	4.12

Kakula	KK1200NS-W	260	269		9.00	2.06

Kakula	KK1200NS-W	283	287		4.00	3.51

Kakula	KK1200NE-W	1	16		15.00	5.02

Kakula	KK1200NE-W	35	52		17.00	1.97

Kakula	KK1240NS-WA	40	45		5.00	4.19

Kakula	KK1240NS-WA	48	57		9.00	2.55

Kakula	KK1240NS-W	0	13		13.00	5.95

Kakula	KK3N-E	7	18		11.00	3.38

Kakula	KTBNW-WS	0	16.	2	16.2	1.71

Namoya Summit	NS7	9	26		17	4.52

Namoya Summit	NS1	51	75		24	2.22

These adits are approximately perpendicular to strike and vary from 30 to 70 metres below surface. Gold mineralization is found within steeply dipping quartz veins and stockworks hosted in sericitic schists. The initial results from Kakula highlight a broad mineralised envelope up to 80 metres in width with multiple plus 1.0 g/t intersections.

The above adit sampling was undertaken at approximately one metre intervals and the assay composites are uncut. The samples were analysed for gold by fire assay using a 50g sample at S.G.S.’s Mwanza Geochemical Laboratory in Tanzania. Internationally recognised analytical laboratory standards and blanks were inserted as part of the Company’s QA/QC analytical procedures.

At Namoya, 118 line kilometres of gridding and the collection of 2,704 soil samples have also been completed on an 80 by 40 metre grid spacing covering the principal 2.5 kilometre long Mount Mwendamboko-Kakula-Namoya mineralized trend.

At Banro’s wholly-owned Lugushwa project, 140 line kilometres of gridding and soil sampling have now been completed on an 80 by 40 metre spacing, covering the 3.2 kilometre long Mapale G7-Lugushwa D18/19-G20/21-Simali D8 mineralized trend. The main focus of attention is at the Lugushwa D18/19 and G20/21 prospects where a broad zone of 900 metres by 240 metres has extensive artisanal workings in oxidised, quartz veins and stockworks in sericitic schists. Assay results are awaited.

A previous study by SRK on historic data at Lugushwa outlined an Inferred Resource of 37,000,000 tonnes grading 2.3 g/t, equivalent to 2,735,000 ounces of gold (see the Company’s press release dated February 28, 2005).

Commenting on these initial results at Namoya, Peter Cowley, President and C.E.O. of the Company, said: “It is encouraging that these initial adit sampling results at Namoya compare well with the previous historical data. The Company’s objective is to upgrade a significant proportion of the current 1.17 million ounce Inferred Resource into the higher Measured and Indicated Resource categories.”

Additional information with respect to both the Namoya and Lugushwa properties is contained in SRK’s report dated February 2005. A copy of this report can be obtained from SEDAR at www.sedar.com and from the Company’s website at www.banro.com.

Banro is a Canadian-based gold exploration company focused on the development of its four wholly-owned properties in the South Kivu and Maniema provinces of the DRC.

Qualified Person
Peter Cowley, F.I.M.M., Banro's President and C.E.O., and a "qualified person" as defined by National Instrument 43-101, reviewed the technical information in this release.

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this press release, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain events or conditions “may” or “will” occur, and include, without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Factors that could cause such differences include changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, subject to complying with applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

For further information, please visit our website at www.banro.com, or contact: Peter Cowley, President and C.E.O., United Kingdom, Tel: (44) 790-454-0856; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221.